SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 13, 2020

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

According to the Joint Policy Statement Regarding the Listing of Overseas Companies published on April 30, 2018, we are required to submit a company information sheet to The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) for publication on its website. The purpose of the company information sheet is to provide certain general information to the public about our company as of a given date, including information about waivers from compliance with certain rules under The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and other Hong Kong securities law requirements that have been granted to us by the Hong Kong Stock Exchange and the Hong Kong Securities and Futures Commission. The company information sheet does not purport to be a complete summary of the information relevant about us and the securities issued by our company. We submitted the company information sheet dated July 10, 2020 to the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBITS

Exhibit 99.1 — Company Information Sheet dated July 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: July 13, 2020	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Company Secretary